

Steven Easter

Co-Founder/VP of Engineering at Ohos

Greater Denver Area

InMail ・・・

Ohos

 Metropolitan State University of Denver

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162 connections

Experience

Co-Founder
Ohos
Jan 2018 – Present ・ 6 mos

 **Principal Engineer**
Ohos
Mar 2017 – Present ・ 1 yr 4 mos
Greater Denver Area

 **Lead Developer**
Levels Beyond / Reach Engine
Sep 2014 – Feb 2017 ・ 2 yrs 6 mos
Denver

 **Senior Software Engineer**
ClickFox
May 2012 – Sep 2014 ・ 2 yrs 5 mos
Denver, CO

 **Developer**
Regis Learning Solutions
Nov 2008 – May 2012 ・ 3 yrs 7 mos
Golden, Colorado

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Education

Metropolitan State University of Denver
Computer Science, Computer Science, Mathematics
2006 – 2009

The University of Texas at Austin
2000 – 2003



University of Texas at Austin

Skills & Endorsements

XML · 16

Endorsed by **Zoe Gagnon and 1 other who is highly skilled at this**

Endorsed by **3 of Steven's colleagues at Levels Beyond**

ActionScript · 7

Endorsed by **John Nyquist, who is highly skilled at this**

Endorsed by **5 of Steven's colleagues at ClickFox, The Journey Company**

Flex · 6

Endorsed by **4 of Steven's colleagues at ClickFox, The Journey Company**

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Recommendations

Received (3) Given (0)

Brent Bonet

Brent Bonet
CrewGuru
July 11, 2015, Brent worked with Steven in different groups

I worked with Steven for most of the last year where he spearheaded the start of an AngularJS project. While he was moved to another team, he's just across the hall where we discuss technology and techniques. Over and over again I just generally shake my head and marvel at what a genius he is. Javascript, Angular, Gulp whatever, he's inventive, inquisitive, masterful. It is a joy to work with him.

Cory Klein

Cory Klein
Senior Software Engineer at Sauce Labs
February 26, 2014, Steven was senior to Cory but didn't manage directly

Steven has great focus and experience and is known on the team for his dedication in implementing solid and high-profile additions to the product. Working with Steven has been a pleasure, and I often went to him for constructive feedback on design and implementation decisions.

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